FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

RUE OSSEGHEM 53

B-1080 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Delhaize Group to Webcast Investor Conference

BRUSSELS, Belgium, November 25, 2004 – Delhaize Group (Euronext Brussels: DELB) (NYSE: DEG), the Belgian international food retailer, will webcast its conference with analysts and investors during a field trip in the United States on Wednesday, December 1, 2004, and Thursday, December 2, 2004 (Charlotte, North Carolina) and on Friday, December 3, 2004 (North Quincy, Massachusetts).

The presentation on December 1 will begin at 6:00 p.m. EST (12:00 midnight CET Brussels).

The presentation on December 2 will begin at 8:30 a.m. EST (2:30 p.m. CET Brussels).

The presentation on December 3 will begin at 8:00 a.m. EST (2:00 p.m. CET Brussels).

The presentations will be broadcast live over the internet at www.delhaizegroup.com. A replay of the webcasts will be available at the same website.

Delhaize Group

Delhaize Group is a Belgian food retailer present in nine countries on three continents. At the end of September 2004, Delhaize Group’s sales network consisted of 2,530 stores. In 2003, Delhaize Group posted EUR 18.8 billion (USD 21.3 billion) in sales and EUR 171.3 million (USD 193.7 million) in net earnings. Delhaize Group employs approximately 142,000 people. Delhaize Group is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

Contacts

Guy Elewaut:	+ 32 2 412 29 48
Geoffroy d’Oultremont:	+ 32 2 412 83 21

Certain statements contained in this press release and related statements by management may be deemed to be forward-looking statements. These forward-looking statements involve a number of risks and uncertainties, including those described in Delhaize Group’s filings with the Securities and Exchange Commission. Delhaize Group undertakes no obligation to update this forward-looking information except as required by law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET
CIE “LE LION” (GROUPE DELHAIZE)

Date: November 29, 2004	By:	/s/ Michael R. Waller
Michael R. Waller
Executive Vice President

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